UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

From the transition period from                      to

Commission file number 001-16485

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KRISPY KREME DOUGHNUTS, INC.

370 KNOLLWOOD STREET, SUITE 500

WINSTON-SALEM, NC 27103

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

(A)	Financial Statements and Supplemental Schedule

               Report of Independent Auditors

               Financial Statements:

Statement of Net Assets Available for Plan Benefits

Statement of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

               Supplemental Schedule: *

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(B)	Signature

(C)	Exhibits

23 Consent of Independent Accountants

99 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Report of Independent Auditors

To the Participants and Administrator of
the Krispy Kreme Doughnut Corporation
Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
June 24, 2003

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	December 31,
	2002	2001

Assets
Investments, at fair value (Note 3)	$21,493,818	$23,588,237

Contribution Receivable:
Employer	3,846	—
Employee	39,489	32

	43,335	32

Total assets	21,537,153	23,588,269

Liabilities
Excess contribution due to participants	88,832	14,609

Net assets available for plan benefits	$21,448,321	$23,573,660

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2002 and 2001

	Year Ended December 31,
	2002	2001

Additions to net assets attributed to:
Contributions:
Employer	$222,562	$243,141
Employee	1,976,182	1,732,180

	2,198,744	1,975,321

Investment income:
Interest and dividends	364,243	570,357
Net appreciation (depreciation) in fair value of investments	(2,438,915)	1,080,290

	(2,074,672)	1,650,647

Rollovers	299,146	160,470

Total additions	423,218	3,786,438

Deductions from net assets attributed to:
Benefits paid to participants	2,484,520	1,778,619
Administrative expenses	64,037	58,949

Total deductions	2,548,557	1,837,568

Net increase (decrease)	(2,125,339)	1,948,870

Net assets available for plan benefits:
Beginning of year	23,573,660	21,624,790

End of year	$21,448,321	$23,573,660

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Krispy Kreme Doughnut Corporation (the “Company”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code which allows voluntary contributions by participants. The Plan is available to certain employees of the Company who have met certain age and service requirements. The Plan administrator and management of the Company believe that the Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee

Branch Banking and Trust Company (the “Trustee”) is trustee and recordkeeper of the Plan for the years ended December 31, 2002 and 2001.

Administration

The Plan administrator is the Company.

Retirement

The normal retirement date is the day on which a participant attains the age of sixty-five.

Contributions

Participants may make salary reduction contributions to the Plan through payroll deductions not to exceed 15% of their annual base compensation. The Company makes contributions to participants’ accounts each pay period for participants who have waived certain medical benefit coverage, attained specified years of service levels, or elected to defer Company bonus payments to their account. These contributions per participant vary based on types of coverage waived and number of years of service.

During 2002 and 2001, the Plan was in violation of certain IRS discrimination tests. The aggregate amount of excess contributions of $88,832 and $14,609 for the years ended December 31, 2002 and 2001, respectively, was recorded as excess contributions due to participants and was refunded to the participants prior to April 15, 2003 and 2002, respectively, consequently, no penalties were assessed by the IRS.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Participant Accounts

Participant accounts are maintained by the Trustee. Each participant’s retirement savings account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account consisting of salary deferral, plan earnings and employer contributions.

Vesting

Participants are immediately vested in the voluntary and Company contributions, plus actual earnings thereon.

Withdrawals

Participants are entitled to withdraw all or a portion of their vested account balances upon attainment of age 59-1/2, or any time thereafter. Participants may withdraw vested benefits prior to age 59-1/2 subject to Internal Revenue Code penalties and only in the event of extreme economic hardship or termination of employment.

Participant Loans

A participant may borrow any amount from $1,000 to $50,000 provided the loan does not exceed one-half of the participant’s vested account balance. Each loan will bear interest at a reasonable rate based on the prime rate as quoted by the Trustee on the first business day of the calendar quarter in which the loan is approved. There were $1,506,599 and $1,518,696 of loans receivable from participants at December 31, 2002 and 2001, respectively.

Termination of the Plan

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of a termination, the amount allocable to each participant shall be paid in accordance with the provisions of the Plan.

Reclassifications

Certain reclassifications of amounts in the 2001 Statement of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Plan Benefits and related notes have been made to conform with the 2002 presentation.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Investment Options

Upon enrollment in the Plan and any time during participation in the Plan, a participant may direct employee contributions and employer matching amounts via telephone and internet instruction in any of the following investment options:

BB&T U.S. Treasury Money Market Fund – This fund is invested in short-term bank investments such as certificates of deposit and demand notes that mature in less than one year. The fund pays a variable rate of current income with little or no principal fluctuation.

BB&T Intermediate U.S. Government Fund – This fund seeks current income by investing primarily in bonds issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Aim Balanced Fund – This fund seeks income consistent with the preservation of capital. The fund invests in a broadly diversified portfolio of high-yielding securities, including stocks and bonds.

Aim Premier Equity Fund – This fund seeks long-term capital growth. The fund invests in the stock of companies deemed to be undervalued relative to the stock market as a whole.

Aim Constellation Fund – This fund seeks aggressive capital growth. The fund invests in stocks of small and medium size companies that are demonstrating superior earnings potential.

Employer Stock Fund – This fund allows employees to invest in Krispy Kreme Doughnuts, Inc., stock. The fund holds a predetermined amount of cash for transaction purposes. The fund operates as a mutual fund and is valued on a unit basis. The value of each unit depends on the amount of cash in the fund and the market value of the Krispy Kreme Doughnuts, Inc. stock. Krispy Kreme Doughnuts, Inc. stock is purchased and sold at market value on the date of the transaction.

Risk and Uncertainties

The Plan has underlying investments that are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Plan prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

Valuation of investments

The Plan’s investments are valued at fair market value as determined by the Trustee, using quoted market prices. Independent appraisals of investments are made where quoted market prices are not available. Participant loans receivable are valued at cost which approximates fair value. Dividends and interest income are reinvested in the applicable funds.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in fair value of investments for the year is reflected in the statement of changes in net assets available for plan benefits and includes both realized gains or losses and unrealized appreciation (depreciation) on those investments.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and the reported amount of changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported activity during the reporting period. Actual results could differ from those estimates.

Expenses of the plan

All expenses incurred in the administration of the Plan are paid from the Plan’s assets.

NOTE 3 — INVESTMENTS

The Plan’s investments are held by the Trustee. The following table presents the Plan’s investments. All investments represent 5% or more of the Plan’s net assets in 2002 and/or 2001.

	December 31,
	2002	2001

Investments at Fair Value as Determined by Quoted Market Price
BB&T U.S. Treasury Money Market Fund	$9,692,801	$9,102,745
BB&T Intermediate U.S. Government Fund	2,941,456	1,567,791
Aim Balanced Fund	1,170,979	1,670,751
Aim Constellation Fund	1,468,642	2,198,413
Aim Premier Equity Fund	723,982	1,240,549

Total investments at fair value	15,997,860	15,780,249

Investments at Estimated Fair Value
Employer Stock Fund	3,989,359	6,289,292
Participant loans	1,506,599	1,518,696

Total investments at estimated fair value	5,495,958	7,807,988

Total investments	$21,493,818	$23,588,237

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended
	December 31,
	2002	2001

BB&T U.S. Treasury Money Market Fund	$—	$1,105
BB&T Intermediate U.S. Government Fund	90,767	10,059
Aim Balanced Fund	(314,912)	(305,917)
Aim Constellation Fund	(518,844)	(957,812)
Aim Premier Equity Fund	(368,219)	(225,126)
Employer Stock Fund	(1,327,707)	2,557,981

	$(2,438,915)	$1,080,290

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions constitute related party transactions. Fees paid by the Plan to the Trustee for management services totaled $64,037 and $58,949 for the years ended December 31, 2002 and 2001, respectively.

NOTE 5 – TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There were no reconciling items between the financial statements and Form 5500.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

	Description of investment including maturity
Identity of issue, borrower,	date, rate of interest, collateral, par, or			Current
lessor, or similar party	maturity value	Shares	Cost	value

BB&T Funds*	BB&T U.S. Treasury Money Market Fund	9,692,800.54	**	$9,692,801

BB&T Funds*	BB&T Intermediate U.S. Government Fund	276,452.66	**	2,941,456

Aim Mutual Funds	Aim Balanced Fund	56,269.99	**	1,170,979

Aim Mutual Funds	Aim Constellation Fund	88,312.81	**	1,468,642

Aim Mutual Funds	Aim Premier Equity Fund	96,402.39	**	723,982

Krispy Kreme Doughnuts, Inc.*	Employer Stock Fund	591,893.10	**	3,989,359

Participant Loans	Participant Loans Due January 2003 — November 2007 (4.25% - 9.5%)			1,506,599

				$21,493,818

* Party in interest.

** Cost has been omitted as investment is participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Krispy Kreme Doughnut Corporation Retirement Savings Plan

Date:	June 30, 2003	/s/ Randy S. Casstevens Randy S. Casstevens Member of the Benefit Plan Administrative Committee